SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 30, 2003

                           Commission File No. 1-14838

                            -----------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                             -----------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated October 30, 2003 announcing financial results for the third quarter.

                                                     [LOGO OMITTED]

                      RESULTS FOR THE THIRD QUARTER OF 2003

               A CHANGE OF DIRECTION : RHODIA PREPARES FOR ACTION

Paris, October 30, 2003 - Rhodia today published its results for the third quarter of 2003, which were reviewed by the Board of Directors at their meeting on October 29, 2003. In line with the announcements made on October 3, 2003, the highlights for the quarter are as follows:

o Negative conjunction of weak demand, a persistently strong euro and high raw material prices continues to depress the performance of the Group as a whole particularly the Pharmaceuticals & Agrochemicals Division

o    Sharp downturn in demand in the Automotive, Electronics & Fibers Division

o EBITDA/Sales ratio and Net income/(loss) significantly lower than the levels achieved in the second quarter of 2003 and the third quarter of 2002

o Stability in net debt at (euro)2,132 million, at a level equivalent to its position at the end of December 2002


                             ----------------------



o Advanced negotiations of an agreement in principle with our banks: consolidation of the Group's medium-term financing requirements

o Streamlining of the Group's operating structures: reduction in the number of Enterprises from 17 to 9

o Drastic simplification of the organization: savings of (euro)165 million anticipated for 2006

o Debt reduction measures: target to generate (euro)700 million from asset divestitures by the end of 2004

RESULTS FOR THE THIRD QUARTER OF 2003
In millions of euros

----------------------------------------------------------------------------------------------------------------
    Q3 2002         Q3 2002                                                      Q2 2003           Q3 2003
                   Restated*
----------------------------------------------------------------------------------------------------------------
     1,604           1,362      Net sales                                         1,407             1,299
----------------------------------------------------------------------------------------------------------------
       184            149       EBITDA                                             123                75
----------------------------------------------------------------------------------------------------------------
     11.5%           10.9%      EBITDA/Sales                                       8.7%              5.8%
----------------------------------------------------------------------------------------------------------------
       76              57       Operating income                                    13               -24
----------------------------------------------------------------------------------------------------------------
                                Net income/(loss) (after minorities)
      -16              -        Before amortization of goodwill                    -57               -89
----------------------------------------------------------------------------------------------------------------
                                Net income/(loss) (after minorities)
      -29              -        After amortization of goodwill                     -87               -99
----------------------------------------------------------------------------------------------------------------

* Figures restated to account for divestitures made in 2002 and to reflect current foreign exchange rates


o A third quarter strongly affected by a still depressed economic environment and a collapse in demand

     Rhodia reported net sales of 1,299 million euros for the third quarter of 2003, a total 7.7% lower than the second quarter of 2003. Already suffering from the negative impact of persistently high petrochemical commodities prices and the continued weakness of the US dollar against the euro, the Group also faced a sharp reduction in demand during the summer period far exceeding the normal seasonal effect for the quarter. Compared with the third quarter of 2002 on the same basis (constant structure and exchange rates), the lower net sales figure for the third quarter of 2003 is exclusively due to the decline in volumes (down 4.6%); under these conditions, price levels remained stable. Compared with the reported figures for the third quarter of 2002, net sales fell by 19%.

     During the summer period, the Consumer Care & Food and Industrial Care & Services Divisions experienced the normal slowdown in their business activities. The Pharmaceuticals & Agrochemicals and Automotive, Electronics & Fibers Divisions, both affected by sluggish end markets, were more particularly affected by the sharp deterioration in market conditions.

     The Group continued to pursue its policy aimed at reducing fixed costs, generating savings in the region of 10 million euros compared with the same period in 2002.

     The weakness of the US dollar against the euro, the continued high price of raw materials as well as persistently weak demand depressed the Group's operating income, which ended the quarter at a loss of (24) million euros against a positive 13 million euros at the end of the second quarter of 2003.

     Rhodia also had restructuring charges of approximately (euro)14 million euros in the third quarter with a negative impact on Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA), which stood at 75 million euros, down almost 39% compared with the second quarter of 2003. Compared with the third quarter of 2002 on the same basis (constant structure and exchange rates), EBITDA declined by 49%.

     On the same basis of comparison, the EBITDA/Sales ratio declined from 8.7% in the second quarter of 2003 to 5.8% in the third quarter of 2003.

     Equity in earnings of affiliated companies no longer includes--as it did in the second quarter of 2003--provisions for the industrial restructuring of the Nylstar textile subsidiary and stood at (13) million euros.

     Net income/(loss), after the amortization of goodwill, stood at a loss of
     (99) million euros, down 14% compared with the second quarter of 2003.

[]    Results by Division

---------------------------------------------------------------------------------------------------------
  Q3 2002          Q3 2002          In millions of euros                      Q2 2003        Q3 2003
 Reported       Restructured
---------------------------------------------------------------------------------------------------------
                                    Pharmaceuticals & Agrochemicals
    284               205           Net sales                                     212          182
      3                 2           Operating income                               (4)         (26)
     25                16           EBITDA                                         18           (2)
    8.7%              7.6%          EBITDA/Sales                                  8.5%        -1.3%
---------------------------------------------------------------------------------------------------------
                                    Consumer Care & Food
    567                521          Net sales                                     534          516
     52                 44          Operating income                               26           30
     82                 72          EBITDA                                         64           60
   14.5%              13.8%         EBITDA/Sales                                12.0%        11.6%
---------------------------------------------------------------------------------------------------------
                                    Industrial Care & Services
    364                323          Net sales                                     341          328
     29                 26          Operating income                               19           11
     54                 48          EBITDA                                         42           34
   14.7%              14.9%         EBITDA/Sales                                 12.3%        10.3%
---------------------------------------------------------------------------------------------------------
                                    Automotive, Electronics & Fibers
    357                343          Net sales                                     360          307
     30                 28          Operating income                                5          (19)
     54                 51          EBITDA                                         30            6
     15%                15%         EBITDA/Sales                                  8.3%         1.9%
---------------------------------------------------------------------------------------------------------

o    Analysis of the Divisions' business activities

     o    Pharmaceuticals & Agrochemicals

               Most of the markets of the Pharmaceuticals & Agrochemicals Division suffered from the combined impact of the collapse in demand and the largely unfavorable impact of exchange rates on their exports denominated in US dollars. The results of the Agro and Perfumery businesses were depressed by a particularly strong seasonal effect exacerbated by the scheduled closure of one of its production units in France for maintenance purposes. Rhodia Pharma Solutions suffered, as anticipated last year, from the negative impact of the decision taken by the US Food & Drug Administration (FDA) to postpone certain approvals. However, the new organization adopted by the Enterprise at the beginning of the year enabled it to broaden its customer base allowing it to look forward to significant new growth potential in 2004/2005 in market segments related to Custom Manufacturing.

     o    Consumer Care & Food

               The Consumer Care & Food Division is putting up a strong resistance in what remains a difficult business environment. It reports a marginal decline in net sales due, in particular, to the seasonal impact of selling cycles in the third quarter.

               Although its results were severely impacted by foreign exchange rates and the high cost of raw materials, the Division managed to raise its prices and to preserve the stability of its EBITDA/Sales ratio. The Food Cultures (Rhodia Food) business and Acetow-related businesses managed to maintain their growth while performance stabilized for the phosphate detergents business.

     o    Industrial Care & Services

               The Industrial Care & Services Division saw an overall decline in its activities. Both Silicones, which continued to suffer from adverse market conditions in the third quarter, and PPMC faced high petrochemical commodities prices, along with a significant decline in volumes for the solvents business. The Silica Systems Enterprise continued to see growth in its key markets, such as tires.

     o    Automotive, Electronics & Fibers

               The Division experienced a deterioration in its results, depressed by the combined impact of unfavorable foreign exchange rates, persistently high raw material prices and the collapse in demand in the fibers and textiles markets in the third quarter of 2003. This contraction in demand can also be explained by customers deciding to reduce their overall inventory levels. In what remains a generally sluggish business environment, the automotive market nevertheless registered a good performance. Boosted by Engineering Plastics, which again increased its volumes, and by Electronics & Catalysis, the automotive market continued to enjoy marginal growth with good development prospects for the Eolys pollution control activity.

o    NET DEBT

          The Group's net financial debt remains stable compared with the end of December 2002, at 2,132 million euros. The Group recorded negative free cash flow of 120 million euros in the third quarter due particularly to depressed EBITDA and a marginal deterioration in working capital. The stable net debt position is due to the 75 million euros generated from asset divestitures in the third quarter and the reimbursement of a shareholders' advance from the Butachimie joint venture. Capital expenditure is also in line with the strict spending limits adopted by the Group for 2003.

o    OCTOBER 3 / OCTOBER 30, 2003: RHODIA PREPARES FOR ACTION

     o    Consolidation of financing requirements

               Rhodia is in advanced negotiations with its banks with a view to finalizing an agreement in principle setting the framework for the consolidation of the Group's medium-term financial resources.

               This agreement in principle provides for an arrangement with respect to the Group's existing banking lines, including the adjustment of covenants for December 31, 2003, as well as a new medium-term credit facility aimed at replacing the Group's existing banking lines.

     o    Streamlining and simplification of the Group's structures

               The senior management team has defined the overall architecture of a plan to simplify and streamline the organization of the Group.

               The following has already been decided:

          o Reduce the number of Enterprises from 17 to 9, with direct supervision by the Chief Executive Officer and the Group Executive Vice-President.

          o Reduce the cost of corporate structures by 50% by the end of 2004.

          o    Organize support functions into "platforms."

               This plan will produce savings of approximately 120 million euros by 2005, with a full-year effect of 165 million euros in 2006.

               Additionally, industrial rationalization is confirmed, aimed at ultimately reducing or optimizing the number of production facilities to achieve savings of 35 million euros per year by 2005 and 80 million euros in cumulative savings by 2006.

     o    Refocusing of the business portfolio

               Rhodia confirms its decision to refocus its portfolio of strategic businesses to accelerate debt reduction in a way that is consistent with its medium-term strategy. The Group has already identified a number of activities that could potentially be sold, with a total estimated value of approximately 1.3 billion euros. This basket approach will enable the Group to select only those businesses attracting the highest valuations enabling it to reach its targeted disposal proceeds of (euro)700m by the end of 2004.

o    OUTLOOK

          Against a background of continued high raw material costs and the prospect of modest economic growth, the Group anticipates no significant improvement in the business environment by the end of this year.

          Demand should stabilize at a low level but the extremely depressed activities of the Pharmaceuticals & Agrochemicals and Automotive, Electronics & Fibers Divisions in the third quarter should improve.

--------------------------------------------------------------------------------

          You may consult this press release, along with a detailed presentation of the Group's results for the third quarter of 2003, as of 8.00 am at Rhodia's corporate website: www.rhodia.com

--------------------------------------------------------------------------------


     This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 23,600 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations

Jean-Christophe Huertas             +33 1 55 38 42 51
Lucia Dumas                         +33 1 55 38 45 48


Investor Relations

Fabrizio Olivares                   +33 1 55 38 41 26

CONSOLIDATED INCOME STATEMENT*


                                                    ----------------------------------------
                                                            3rd quarter    3rd quarter
                                                                2002           2003
                                                     ---------------------------------------
(M(euro))

------------------------------------------------------------------------------------------
Net Sales                                                      1,604          1,299
-------------------------------------------------------------------------------------------
EBITDA (1) (before restructuring costs)                         190             89
-------------------------------------------------------------------------------------------
EBITDA (1) (after restructuring costs)                          184             75
-------------------------------------------------------------------------------------------
EBIT                                                             76            -24
-------------------------------------------------------------------------------------------
Equity in earnings of affiliated companies (2)                  -11            -13
-------------------------------------------------------------------------------------------
Interest expenses - net                                         -30            -36
-------------------------------------------------------------------------------------------
Other gains and losses                                          -32            -13
-------------------------------------------------------------------------------------------
Goodwill Amortization                                           -13            -10
-------------------------------------------------------------------------------------------
Provision for Income tax                                        -16             -3
-------------------------------------------------------------------------------------------
Minority interests                                               -3             -1
-------------------------------------------------------------------------------------------
Net result after minorities                                     -16            -89
-------------------------------------------------------------------------------------------
Earnings per share ((euro))  (3)                              -0.16          -0.55
-------------------------------------------------------------------------------------------

1) EBITDA defined as EBIT before depreciation and amortization
2) Net of income tax
3) On the basis of 179,109,188 shares in September 2002 and 179,309,188 shares in September 2003



* Unaudited

QUARTERLY RESULTS*


                                                    ----------------------    --------------------      -------------------
                                                         1st Quarter              2nd Quarter              3rd Quarter
                                                    ----------------------    --------------------      -------------------
                                                       2002       2003          2002      2003            2002      2003
                                                    ----------------------    --------------------      -------------------
M(euro))
-----------------------------------------------     ----------------------    --------------------      -------------------
RHODIA (consolidated)
-----------------------------------------------     ----------------------    --------------------      -------------------
Net Sales                                              1,711      1,428         1,774     1,407           1,604    1,299
-----------------------------------------------     ----------------------    --------------------      -------------------
EBITDA                                                  197        112           227       123             184       75
-----------------------------------------------     ----------------------    --------------------      -------------------
Pharmaceuticals & Agrochemicals
-----------------------------------------------     ----------------------    --------------------      -------------------
Net Sales                                               311        208           308       212             284      182
-----------------------------------------------     ----------------------    --------------------      -------------------
EBITDA                                                  31         -3            39        18              25        -2
-----------------------------------------------     ----------------------    --------------------      -------------------
Consumer Care & Food
-----------------------------------------------     ----------------------    --------------------      -------------------
Net Sales                                               611        554           610       534             567      516
-----------------------------------------------     ----------------------    --------------------      -------------------
EBITDA                                                  87         73            92        64              82        60
-----------------------------------------------     ----------------------    --------------------      -------------------
Industrial Care & Services
-----------------------------------------------     ----------------------    --------------------      -------------------
Net Sales                                               382        330           401       341             364      328
-----------------------------------------------     ----------------------    --------------------      -------------------
EBITDA                                                  51         33            59        42              54        34
-----------------------------------------------     ----------------------    --------------------      -------------------
Automotive, Electronics & Fibers
-----------------------------------------------     ----------------------    --------------------      -------------------
Net Sales                                               361        363           407       360             357      307
-----------------------------------------------     ----------------------    --------------------      -------------------
EBITDA                                                  38         39            64        30              54        6
-----------------------------------------------     ----------------------    --------------------      -------------------
Others
-----------------------------------------------     ----------------------    --------------------      -------------------
Net Sales                                               46         -27           48        -40             32       -34
-----------------------------------------------     ----------------------    --------------------      -------------------
EBITDA                                                  -10        -30           -27       -31             -31      -23
-----------------------------------------------     ----------------------    --------------------      -------------------

* Unaudited

CONSOLIDATED INCOME STATEMENT*


                                                                                --------------------------------
                                                                                          Nine months
                                                                                --------------------------------
                                                                                      2002            2003
                                                                                --------------------------------
(M(euro))

----------------------------------------------------------------------------    --------------------------------
Net Sales                                                                            5,089           4,135
----------------------------------------------------------------------------    --------------------------------
EBITDA (1) (before restructuring costs)                                               621             337
----------------------------------------------------------------------------    --------------------------------
EBITDA (1) (after restructuring costs)                                                608             310
----------------------------------------------------------------------------    --------------------------------
EBIT                                                                                  270              -2
----------------------------------------------------------------------------    --------------------------------
Equity in earnings of affiliated companies (2)                                        -28             -51
----------------------------------------------------------------------------    --------------------------------
Interest expenses - net                                                               -106            -99
----------------------------------------------------------------------------    --------------------------------
Other gains and losses                                                                -71             -25
----------------------------------------------------------------------------    --------------------------------
Goodwill amortization (3)                                                             -38             -51
----------------------------------------------------------------------------    --------------------------------
Provision for income taxes                                                            -41             -16
----------------------------------------------------------------------------    --------------------------------
Minority interests                                                                     -8              -4
----------------------------------------------------------------------------    --------------------------------
Net result after minorities                                                           -23            -248
----------------------------------------------------------------------------    --------------------------------
Earnings per share ((euro)) (4)                                                     -0.12           -1.39
----------------------------------------------------------------------------    --------------------------------


1) EBITDA defined as EBIT before depreciation and amortization
2) Net of income tax
3) Including 20 M(euro) accelerated depreciation in 2003
4) On the basis of 179,109,188 shares in September 2002 and 179,309,188 shares in September 2003


* Unaudited

NINE MONTHS RESULTS*



                                          ----------------------------------
                                                     Nine months
                                          ----------------------------------
                                                2002             2003
                                          ----------------------------------
(M(euro))
RHODIA (consolidated)
---------------------------------         ----------------------------------
Net Sales                                      5,089            4,135
---------------------------------         ----------------------------------
EBITDA                                          608              310
---------------------------------         ----------------------------------
Pharmaceuticals & Agrochemicals
---------------------------------         ----------------------------------
Net Sales                                       903              602
---------------------------------         ----------------------------------
EBITDA                                           95               12
---------------------------------         ----------------------------------
Consumer Care & Food
---------------------------------         ----------------------------------
Net Sales                                      1,788            1,603
---------------------------------         ----------------------------------
EBITDA                                          261              196
---------------------------------         ----------------------------------
Industrial Care & Services
---------------------------------         ----------------------------------
Net Sales                                      1,147             999
---------------------------------         ----------------------------------
EBITDA                                          164              108
---------------------------------         ----------------------------------
Automotive, Electronics & Fibers
---------------------------------         ----------------------------------
Net Sales                                      1,125            1,030
---------------------------------         ----------------------------------
EBITDA                                          155               75
---------------------------------         ----------------------------------
Others
---------------------------------         ----------------------------------
Net Sales                                       126              -99
---------------------------------         ----------------------------------
EBITDA                                          -67              -81
---------------------------------         ----------------------------------

* Unaudited

BALANCE SHEET

                                                           -----------------------------------------
                                                              12/2002        06/2003      09/2003
                                                           -----------------------------------------
(M(euro))

-------------------------------------------------------    -----------------------------------------
Fixed assets                                                   5,306          4,995        4,841
-------------------------------------------------------    -----------------------------------------
Working capital                                                 360            340          357
-------------------------------------------------------    -----------------------------------------
Assets                                                         5,666          5,335        5,198
-------------------------------------------------------    -----------------------------------------
Equity                                                         1,858          1,601        1,477
-------------------------------------------------------    -----------------------------------------
Long term & short term previsions                              1,675          1,594        1,589
-------------------------------------------------------    -----------------------------------------
Net debt                                                       2,133          2,140        2,132
-------------------------------------------------------    -----------------------------------------
Liabilities                                                    5,666          5,335        5,198
-------------------------------------------------------    -----------------------------------------


                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 30, 2003                       RHODIA

                                             By: /s/ PIERRE PROT
                                                ------------------------------
                                             Name: Pierre PROT
                                             Title: Chief Financial Officer